Nama Base Metal Project, Zambia: Project Update

Toronto, Ontario – August 9, 2012: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to provide an update on the progress at its Nama Base Metal Project in Zambia.

The first phase of the 2012 drilling programme at the Nama base metals project in Zambia– which was described in a News Release dated March 12, 2012 - commenced in March 2012 on the Konkola East target area.  This phase comprised six holes and approximately 2,400 metres of diamond drilling and had the objective of finding an upward extension, closer to surface of the mineralised zone identified in the 2011 drilling programme. This drilling programme has now been extended into Phase 2 and a total of 12 holes and approximately 4,970 metres of drilling have been completed.  13 of the 18 holes drilled intersected meaningful mineralisation. The identified zone was intersected at depths ranging from 80 metres to 580 metres below surface and the distance between the drill holes was between 100 metres and 500 metres.  The results from the drilling completed to date confirm the existence of a mineralised zone which has the following characteristics:

o	estimated weighted average copper grade ofsamples of 0.52%;
o	an estimated mineralised thickness of 10 to 27 metres;
o	the mineralisation extends from surface to a depth of at least 580 metres;
o	a strike length of at least 1,300 metres and a dip extent of 900metres;and
o	this mineralised zone remains open at depth and to the west.

Further work, which is estimated to entail 10 holes and approximately 2,100 metres of drilling, has already commenced with the objectives of identifying a possible westerly extension to the mineralised zone and improving the confidence level of the resource data.  This work will take approximately five months to complete, subject to the onset of rains in the last two months of the year.

Dr. Pearton, BSc. Eng. (Mining Geology), PhD (Geology), and the Fellow of the Geological Society of South Africa, is Caledonia’s VP Exploration and its “Qualified Person” for the Nama project and has reviewed the information in this update.

Caution Regarding Forward Looking Statements:

Information included in this release constitutes forward-looking statements. There can be no assurance that future exploration will identify mineralisation that will prove to be economic, that anticipated metallurgical recoveries will be achieved, that future evaluation work will confirm the viability of deposits that may be identified or that required regulatory approvals will be obtained.

Further information regarding Caledonia's exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

NewgateThreadneedle Beth Harris / Josh Royston Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com